UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 24, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 23, 2011 entitled “US$1,500,000,000 4.25% Guaranteed Notes Due 2021, US$500,000,000 5.75% Guaranteed Notes Due 2041, Unconditionally and Irrevocably Guaranteed by the Company”.

99.2	Press release dated January 23, 2011 entitled “CNOOC Limited Prices 2021 Notes and 2041 Notes”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the Company making the offer and its management and financial statements.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

US$1,500,000,000 4.25% GUARANTEED NOTES DUE 2021
US$500,000,000 5.75% GUARANTEED NOTES DUE 2041
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

Reference is made to the announcements of the Company dated 13 January 2011 and 14 January 2011 in relation to the proposed offering of notes by CNOOC Finance (2011) to be guaranteed by the Company.

The Board is pleased to announced that on 21 January 2011, Hong Kong time, the Company and CNOOC Finance (2011) entered into a Purchase Agreement with Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan in connection with the issuance of the 2021 Notes and 2041 Notes.

The aggregate net proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance (2011) and the Company, are estimated to be approximately US$1,967.8 million. CNOOC Finance (2011) intends to advance the net proceeds from the Notes to the Company or a company controlled by the Company  for general corporate purposes.

Application has been made for the listing of the Notes on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission of the Notes to the official list of the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, CNOOC Finance (2011) or the Notes.

INTRODUCTION

Reference is made to the announcements of the Company dated 13 January 2011 and 14 January 2011 in relation to the proposed offering of notes by CNOOC Finance (2011) to be guaranteed by the Company.

The Board is pleased to announce that on 21 January 2011, Hong Kong time, the Company and CNOOC Finance (2011) entered into a Purchase Agreement with Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan in connection with the issuance of the 2021 Notes and 2041 Notes.

THE PURCHASE AGREEMENT

Date

21 January 2011

Parties to the Purchase Agreement

(a)	CNOOC Finance (2011) as the issuer of the Notes;

(b)	The Company as the guarantor with respect to the obligations of CNOOC Finance (2011) under the Notes and the Indentures; and

(c)	Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan as the initial purchasers of the Notes.

Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan are the joint lead managers and bookrunners in respect of the offer and sale of the Notes. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan are independent third parties and are not connected persons of the Company.

The Notes and the related guarantees by the Company have not been, and will not be, registered under the U.S. Securities Act.  Accordingly, the Notes are being offered or sold in the United States only to Qualified Institutional Buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, CNOOC Finance (2011) will issue the 2021 Notes in an initial aggregate principal amount of US$1,500,000,000 which will mature on 26 January 2021, and the 2041 Notes in an initial aggregate principal amount of US$500,000,000 which will mature on 26 January 2041, unless either the 2021 Notes or the 2041 Notes are redeemed earlier pursuant to the respective terms thereof and of the respective Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2021 Notes will be 98.590% of the principal amount, plus accrued interest, if any, from 26 January 2011 to the issue date. The issue price of the 2041 Notes will be 99.448% of the principal amount, plus accrued interest, if any, from 26 January 2011 to the issue date.

Interest

The 2021 Notes will bear interest from 26 January 2011 at the rate of 4.25% per annum, payable semi-annually in arrears from 26 January 2011. The 2041 Notes will bear interest from 26 January 2011 at the rate of 5.75% per annum, payable semi-annually in arrears from 26 January 2011. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and Guarantees

The Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Finance (2011), and rank pari passu with all other unsecured and unsubordinated obligations of CNOOC Finance (2011) (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Finance (2011) that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by CNOOC Finance (2011) as evidenced by the Guarantees set forth in the respective Indenture. Each Guarantee is the Company's direct, unconditional, unsubordinated and unsecured obligation and will rank pari passu with all of the Company’s other unsecured and unsubordinated obligations (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantee.

Events of Default

Each of the following shall constitute an “Event of Default” under the respective Indenture for each series of Notes:

(i)	failure to pay principal of any Note of that series within two business days after the date on which such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 days after the due date for such payment;

(iii)
failure to perform any other covenant or agreement of the Company or CNOOC Finance (2011) in the respective Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or CNOOC Finance (2011), as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture;

(iv)	the Guarantees shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantees;

(v)
(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, CNOOC Finance (2011) or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, CNOOC Finance (2011) or any Principal Subsidiary following a default by the Company, CNOOC Finance (2011), or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after receipt by the Trustee of the written notice from the Company or CNOOC Finance (2011) as provided in the respective Indenture, or (c) failure to pay any amount payable by the Company, CNOOC Finance (2011) or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or  otherwise satisfied within 10 days after receipt of written notice as provided in the respective Indenture; provided, however, that no such event set forth in clause (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds US$100,000,000 (or its equivalent in any other currency); and

(vi)	certain events in bankruptcy, insolvency or reorganization in respect of the Company, CNOOC Finance (2011) or any Principal Subsidiary as provided in the respective Indenture.

If an Event of Default (other than an Event of Default described in clause (vi) above) with respect to the Notes of that series shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by notice as provided in the respective Indenture may declare the principal amount of such Notes and any accrued and unpaid interest thereon to be due and payable immediately.

If an Event of Default in clause (vi) above with respect to the Notes of that series shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon will automatically, and without any action by the Trustee or any holder of

Notes of that series, become immediately due and payable. After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the respective Indenture.

Covenants

The Company has covenanted in the Indentures, with certain exceptions, not to, and not permit CNOOC Finance (2011) or any Principal Subsidiary to, incur certain liens or consolidate, merge or sell its assets substantially as an entirety unless certain conditions are satisfied. The Notes and the Indentures do not otherwise restrict or limit the Company’s ability to incur additional indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, CNOOC Finance (2011) as the issuer or the Company as the guarantor may at its option redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the redemption date.

Reason for the Notes

The Group is an upstream company specialized in the exploration, development and production of oil and natural gas.  The Group is a dominant oil and gas producer in offshore China and also one of the largest independent oil and natural gas exploration and production companies in the world in terms of reserves and production.

CNOOC Finance (2011) intends to advance the net proceeds from the Notes to the Company or a company controlled by the Company for general corporate purposes.

Listing

Application has been made for the listing of the Notes on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission of the Notes to the official list of the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, CNOOC Finance (2011) or the Notes.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"2021 Notes"	US$1,500,000,000 aggregate principal amount of 4.25% guaranteed notes due 2021

"2041 Notes"	US$500,000,000 aggregate principal amount of 5.75% guaranteed notes due 2041

"Barclays Capital"	Barclays Bank PLC, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"Board"	the board of Directors

"BOC International"	BOCI Asia Limited, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"BofA Merrill Lynch"	Merrill Lynch International, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"Citi"	Citigroup Global Markets Inc., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"CNOOC Finance (2011)"	CNOOC Finance (2011) Limited, a company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004, and a wholly-owned subsidiary of the Company

"Company"
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

"connected person"	has the meaning ascribed to it under the Listing Rules

"Director(s)"	the directors, including the non-executive directors, of the Company

"Goldman Sachs"	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"Group"	the Company and its subsidiaries from time to time

"Guarantee"	the guarantee given by the Company with respect to CNOOC Finance (2011)'s obligations under the Notes

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Indebtedness"
“Indebtedness” of any Person means, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables, (ii) all noncontingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, and (iii) all Indebtedness of others guaranteed by such Person; provided, however, that, for the purpose of determining the amount of the Company’s Indebtedness outstanding at any relevant time, the amount included as the Company’s Indebtedness in respect of finance leases shall be the net amount from time to time properly characterized as “obligations under finance leases” in accordance with the IFRS IASB

"Indentures"	the written agreements between the Company as guarantor, CNOOC Finance (2011) as issuer of the Notes and The Bank of New York Mellon as trustee of the Notes, pursuant to which the Notes will be issued

"J.P. Morgan"	J.P. Morgan Securities Ltd., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"Notes"	the 2021 Notes and 2041 Notes issued by CNOOC Finance (2011) and guaranteed by the Company

"Person"
any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity

"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan area

“Principal Subsidiary”
“Principal Subsidiary” at any time shall mean one of the Company’s subsidiaries:

(i) as to which one or more of the following conditions is/are satisfied: (a) its net profit or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or (b) its net assets or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in subsidiaries); all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s subsidiary and the Company’s then latest consolidated financial statements; or

(ii) to which is transferred all or substantially all of the assets of the

Company’s subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s subsidiary to which the assets are so transferred shall become a Principal Subsidiary.

A certificate of the Company’s auditors as to whether or not the Company’s subsidiary is a Principal Subsidiary shall be conclusive and binding on all parties in the absence of manifest error.

"Purchase Agreement"
the agreement dated 21 January 2011 entered into among the Company, CNOOC Finance (2011), Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan in relation to the offer and sale of the Notes

"Trustee"	The Bank of New York Mellon as trustee of the Notes

"U.S." or "United States"	the United States of America, its territories and possessions and all areas subject to its jurisdiction

"U.S. Securities Act"	the United States Securities Act of 1933, as amended

"US$"	United States dollar, the lawful currency of the United States

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 23 January 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Limited Prices 2021 Notes and 2041 Notes

(Hong Kong, January 23, 2011)–CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) is pleased to announce today that it has priced, through CNOOC Finance (2011) Limited, its wholly owned subsidiary, an aggregate principal amount of US$1.5 billion 4.25% Guaranteed Notes due 2021 (the “2021 Notes”) and an aggregate principal amount of US$0.5 billion 5.75% Guaranteed Notes due 2041 (the “2041 Notes” and, together with the 2021 Notes, the “Notes”).

The 2021 Notes will bear interest from January 26, 2011 at the rate of 4.25% per annum, payable semi-annually in arrears from January 26, 2011. The 2041 Notes will bear interest from January 26, 2011 at the rate of 5.75% per annum, payable semi-annually in arrears from January 26, 2011.

The Notes will be issued by CNOOC Finance (2011) Limited and guaranteed by the Company. The net proceeds will be advanced by CNOOC Finance (2011) Limited to the Company or a company controlled by the Company and used for general corporate purposes.

The Notes are expected to be rated “Aa3” by Moody’s Investors Service and “AA-" by Standard & Poor’s Ratings Services.

An application has been made for listing of the Notes on the Hong Kong Stock Exchange. Admission to the official list of the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, CNOOC Finance (2011) Limited or the Notes.

Mr. Zhong Hua, Chief Financial Officer of the Company, commented, “The Company has established and is implementing an active but prudent business development plan. We will continue to enhance our financial flexibility by tapping various funding sources to support business growth, while maintaining a prudent financial policy and strong financial position. ”

Mr. Yang Hua, Vice Chairman and Chief Executive Officer of the Company, said, “The offering of the Notes is of significance for the Company and underscores positive recognition of our business model by the financial markets.”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs (Asia) L.L.C. and J.P. Morgan, are acting as the Joint Lead Managers and Joint Bookrunners for the offering of the Notes.

*** *** *** ***

CNOOC Limited along with its subsidiaries (the “Group”) is an upstream company specialized in the exploration, development and production of oil and natural gas. The Group is a dominant oil and natural gas producer in offshore China and is also one of the largest independent oil and gas exploration and production companies in the world in terms of reserves and production. More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Notes and the related guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and its management and financial statements.

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospects or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.

*** *** *** ***

For further enquiries, please contact:

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

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